UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission file number: 001-38911

CLARIVATE ANALYTICS PLC

(Exact name of registrant as specified in its charter)

Friars House
160 Blackfriars Road
London SE1 8EZ United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of Fourth Quarter and Full Year 2019 Results

On February 27, 2020, Clarivate Analytics Plc (the “Company”) issued a news release announcing earnings for the fourth quarter and full year ended December 31, 2019. In addition, the Company posted to its website supplemental information related to revenue, earnings and guidance. The news release and supplemental information have been furnished as exhibits to this Report on Form 6-K and are posted on the investor relations section of the Company’s website (http://ir.clarivate.com/).

No Incorporation by Reference

Exhibits 99.1 and 99.2 to this Report on Form 6-K shall not be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-231405).

Exhibits

Furnished as Exhibits 99.1 and 99.2 to this Report on Form 6-K is information regarding the Company’s financial results for the fourth quarter and full year ended December 31, 2019.

Exhibit No.	Document Description
99.1	News release issued by Clarivate Analytics Plc dated February 27, 2020
99.2	Supplemental Information dated February 27, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLARIVATE ANALYTICS PLC

Date: February 27, 2020	By:	/s/ Richard Hanks
Richard Hanks
Chief Financial Officer